UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 9)

MoneyGram International, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)

60935Y208
(CUSIP Number)

David S. Thomas, Esq.
Goldman Sachs & Co. LLC
200 West Street
New York, New York 10282-2198
(212) 902-1000
With a copy to:
Robert C. Schwenkel, Esq.
David L. Shaw, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 4, 2020
(Date of Event which Requires Filing of this Statement)
If the Reporting Person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60935Y208	SCHEDULE 13D	Page 2 of 28 Pages
1	NAMES OF REPORTING PERSONS
The Goldman Sachs Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,833,436

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,833,436

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,833,436

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.8% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC; CO

____________________
(1) All calculations of percentage ownership in this Schedule 13D are based upon a total of 72,474,412 shares of Common Stock outstanding, which is the sum of (a) 63,564,178 shares of Common Stock outstanding as of July 29, 2020, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on July 31, 2020, plus (b) 8,910,234 shares of Common Stock issuable upon the conversion by a holder other than the Reporting Persons or their affiliates, subject to certain limitations, of the 71,281.9038 shares of Series D Participating Convertible Preferred Stock of the Issuer, outstanding as of July 31, 2020, issued pursuant to the Recapitalization Agreement and held by the Reporting Persons. The shares of Series D participating Convertible Preferred Stock held by the Reporting Persons do not vote as a class with the Common Stock.

CUSIP No. 60935Y208	SCHEDULE 13D	Page 3 of 28 Pages
1	NAMES OF REPORTING PERSONS
Goldman Sachs & Co. LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,073,507

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,073,507

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,073,507

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
BD; PN; IA

CUSIP No. 60935Y208	SCHEDULE 13D	Page 4 of 28 Pages
1	NAMES OF REPORTING PERSONS
GSCP VI Advisors, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,830,875

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,830,875

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,830,875

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 60935Y208	SCHEDULE 13D	Page 5 of 28 Pages
1	NAMES OF REPORTING PERSONS
GS Capital Partners VI Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,830,875

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,830,875

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,830,875

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 60935Y208	SCHEDULE 13D	Page 6 of 28 Pages
1	NAMES OF REPORTING PERSONS
GS Advisors VI, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
879,051

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
879,051

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
879,051

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 60935Y208	SCHEDULE 13D	Page 7of 28 Pages
1	NAMES OF REPORTING PERSONS
GSCP VI Offshore Advisors, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,354,623

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,354,623

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,354,623

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 60935Y208	SCHEDULE 13D	Page 8 of 28 Pages
1	NAMES OF REPORTING PERSONS
GS Capital Partners VI Offshore Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,354,623

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,354,623

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,354,623

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 60935Y208	SCHEDULE 13D	Page 9 of 28 Pages
1	NAMES OF REPORTING PERSONS
Goldman, Sachs Management GP GmbH

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
100,609

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
100,609

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
100,609

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 60935Y208	SCHEDULE 13D	Page 10 of 28 Pages
1	NAMES OF REPORTING PERSONS
GS Capital Partners VI Parallel, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
778,442

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
778,442

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
778,442

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 60935Y208	SCHEDULE 13D	Page 11 of 28 Pages
1	NAMES OF REPORTING PERSONS
GS Capital Partners VI GmbH & Co. KG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
100,609

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
100,609

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
100,609

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 60935Y208	SCHEDULE 13D	Page 12 of 28 Pages
1	NAMES OF REPORTING PERSONS
GSMP V Onshore US, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
370,714

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
370,714

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
370,714

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 60935Y208	SCHEDULE 13D	Page 13 of 28 Pages
1	NAMES OF REPORTING PERSONS
GS Mezzanine Partners V Onshore Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
370,714

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
370,714

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
370,714

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 60935Y208	SCHEDULE 13D	Page 14 of 28 Pages
1	NAMES OF REPORTING PERSONS
GS Mezzanine Partners V Onshore Fund, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
370,714

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
370,714

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
370,714

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 60935Y208	SCHEDULE 13D	Page 15 of 28 Pages
1	NAMES OF REPORTING PERSONS
GSMP V Institutional US, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
39,115

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
39,115

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
39,115

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 60935Y208	SCHEDULE 13D	Page 16 of 28 Pages
1	NAMES OF REPORTING PERSONS
GS Mezzanine Partners V Institutional Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
39,115

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
39,115

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
39,115

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 60935Y208	SCHEDULE 13D	Page 17 of 28 Pages
1	NAMES OF REPORTING PERSONS
GS Mezzanine Partners V Institutional Fund, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
39,115

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
39,115

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
39,115

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 60935Y208	SCHEDULE 13D	Page 18 of 28 Pages
1	NAMES OF REPORTING PERSONS
GSMP V Offshore US, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
560,924

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
560,924

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
560,924

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 60935Y208	SCHEDULE 13D	Page 19 of 28 Pages
1	NAMES OF REPORTING PERSONS
GS Mezzanine Partners V Offshore Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
560,924

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
560,924

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
560,924

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 60935Y208	SCHEDULE 13D	Page 20 of 28 Pages
1	NAMES OF REPORTING PERSONS
GS Mezzanine Partners V Offshore Fund, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
560,924

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
560,924

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
560,924

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 60935Y208	SCHEDULE 13D	Page 21 of 28 Pages
1	NAMES OF REPORTING PERSONS
Broad Street Principal Investments, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
545,385

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
545,385

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
545,385

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 60935Y208
This Amendment No. 9 (this “Amendment No. 9”) supplements and amends certain information in the Schedule 13D filed on April 4, 2008, as amended by Amendment No. 1, filed March 9, 2011, Amendment No. 2 filed May 9, 2011, Amendment No. 3 filed May 23, 2011, Amendment No. 4 filed November 16, 2011, Amendment No. 5 filed November 28, 2011, Amendment No. 6, filed December 27, 2011, Amendment No. 7, filed April 4, 2014 and Amendment No. 8 filed August 4, 2020 (the “Original 13D” and, together with this Amendment No. 9, the “Schedule 13D”) on behalf of The Goldman Sachs Group, Inc. (“GS Group”), Goldman Sachs & Co. LLC (“Goldman Sachs”), GSCP VI Advisors, L.L.C. (“GSCP Advisors”), GSCP VI Offshore Advisors, L.L.C. (“GSCP Offshore Advisors”), GS Advisors VI, L.L.C. (“GS Advisors”), Goldman, Sachs Management GP GmbH (“GS GmbH”), GS Capital Partners VI Fund, L.P. (“GS Capital”), GS Capital Partners VI Offshore Fund, L.P. (“GS Offshore”), GS Capital Partners VI GmbH & Co. KG (“GS Germany”), GS Capital Partners VI Parallel, L.P. (“GS Parallel”), GS Mezzanine Partners V Onshore Fund, L.L.C. (“GS Mezzanine Onshore GP”), GS Mezzanine Partners V Institutional Fund, L.L.C. (“GS Mezzanine Institutional GP”), GS Mezzanine Partners V Offshore Fund, L.L.C. (“GS Mezzanine Offshore GP”), GS Mezzanine Partners V Onshore Fund, L.P. (“GS Mezzanine Onshore”), GS Mezzanine Partners V Institutional Fund, L.P. (“GS Mezzanine Institutional”), GS Mezzanine Partners V Offshore Fund, L.P. (“GS Mezzanine Offshore”), GSMP V Onshore US, Ltd. (“GSMP Onshore”), GSMP V Institutional US, Ltd. (“GSMP Institutional”), GSMP V Offshore US, Ltd. (“GSMP Offshore”), and Broad Street Principal Investments, L.L.C. (“Broad Street” and, together with the foregoing entities, the “Reporting Persons”). Capitalized terms used, but not otherwise defined, herein have the meanings ascribed to them in the Original 13D.

ITEM 4.  PURPOSE OF TRANSACTION
Item 4 of the Original 13D is hereby amended to add the following:
“On August 3, 2020, the Reporting Persons sold an aggregate of 3,520 shares of Series D Preferred Stock (which shares converted into 440,000 shares of Common Stock) at a weighted average price per share of Common Stock of $3.54, pursuant to Rule 144 (“Rule 144”) under the Securities Act of 1933, as amended.

On August 4, 2020, the Reporting Persons sold an aggregate of 3,000 shares of Series D Preferred Stock (which shares converted into 375,000 shares of Common Stock) at a weighted average price per share of Common Stock of $3.58 (together with the sale on August 3, 2020, the “Sales”), pursuant to Rule 144.”
ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
Item 5 of the Original 13D is hereby amended as follows:
(i)  Subsection (a) is amended and restated in its entirety as follows in connection with, and after giving effect to, the Sales:
“As of August 4, 2020, GS Group may be deemed to beneficially own an aggregate of 7,833,436 shares of Common Stock, consisting of (i) 62,361.8998 shares of Series D Preferred Stock acquired by the GS Investors on the Recapitalization Closing Date and currently held by the GS Investors and Broad Street, which are convertible by a holder other than the Reporting Persons or their affiliates, that receives such shares in a Widely Dispersed Offering into 7,795,234 shares of Common Stock and (ii) 38,202 shares of Common Stock acquired by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities, representing in the aggregate approximately 10.8% of the outstanding Common Stock.
As of August 4, 2020, Goldman Sachs may be deemed to beneficially own an aggregate of 7,073,507 shares of Common Stock, consisting of (i) 56,282.4336 shares of Series D Preferred Stock acquired by the GS Investors on the Recapitalization Closing Date, which are convertible by a holder other than the Reporting Persons or their affiliates, that receives such shares in a Widely Dispersed Offering into 7,035,304 shares of Common Stock and (ii) 38,202 shares of Common Stock acquired by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities, representing in the aggregate approximately 9.8% of the outstanding Common Stock.
As of August 4, 2020, GSCP Advisors and GS Capital may each be deemed to beneficially own an aggregate of 2,830,875 shares of Common Stock, consisting of 22,647.0034 shares of Series D Preferred Stock acquired by the GS Investors on the Recapitalization Closing Date, which are convertible by a holder, other than the Reporting Persons or their affiliates, that receives such shares in a Widely Dispersed Offering into 2,830,875 shares of Common Stock, representing in the aggregate approximately 3.9% of the outstanding Common Stock.
As of August 4, 2020, GSCP Offshore Advisors and GS Offshore may each be deemed to beneficially own an aggregate of 2,354,623 shares of Common Stock, consisting of 18,836.9842 shares of Series D Preferred Stock acquired by the GS Investors on the Recapitalization Closing Date, which are convertible by a holder, other than the Reporting Persons or their affiliates, that receives such shares in a Widely Dispersed Offering into 2,354,623 shares of Common Stock, representing in the aggregate approximately 3.2% of the outstanding Common Stock.
As of August 4, 2020, GS Advisors may be deemed to beneficially own an aggregate of 879,051 shares of Common Stock, consisting of 7,032.4130 shares of Series D Preferred Stock acquired by the GS Investors on the Recapitalization Closing Date, which are convertible by a holder, other than the Reporting Persons or their affiliates, that receives such shares in a Widely Dispersed Offering into 879,051 shares of Common Stock, representing in the aggregate approximately 1.2% of the outstanding Common Stock.
As of August 4, 2020, GS Parallel may be deemed to beneficially own an aggregate of 778,442 shares of Common Stock, consisting of 6,227.5391 shares of Series D Preferred Stock acquired by the GS Investors on the Recapitalization Closing Date, which are convertible by a holder, other than the Reporting Persons or their affiliates, that receives such shares in a Widely Dispersed Offering into 778,442 shares of Common Stock, representing in the aggregate approximately 1.1% of the outstanding Common Stock.
As of August 4, 2020, GS GmbH and GS Germany may each be deemed to beneficially own an aggregate of 100,609 shares of Common Stock, consisting of 804.8739 shares of Series D Preferred Stock acquired by the GS Investors on the Recapitalization Closing Date, which are convertible by a holder, other than the Reporting Persons or their affiliates, that receives such shares in a Widely Dispersed Offering into 100,609 shares of Common Stock, representing in the aggregate approximately 0.1% of the outstanding Common Stock.

As of August 4, 2020, GS Mezzanine Onshore GP, GS Mezzanine Onshore and GSMP Onshore may each be deemed to beneficially own an aggregate of 370,714 shares of Common Stock, consisting of 2,965.7150 shares of Series D Preferred Stock acquired by the GS Investors on the Recapitalization Closing Date, which are convertible by a holder other than the Reporting Persons or their affiliates, that receives such shares in a Widely Dispersed Offering into 370,714 shares of Common Stock, representing in the aggregate approximately 0.5% of the outstanding Common Stock.
As of August 4, 2020, GS Mezzanine Institutional GP, GS Mezzanine Institutional and GSMP Institutional may each be deemed to beneficially own an aggregate of 39,115 shares of Common Stock, consisting of 312.9226 shares of Series D Preferred Stock acquired by the GS Investors on the Recapitalization Closing Date, which are convertible by a holder, other than the Reporting Persons or their affiliates, that receives such shares in a Widely Dispersed Offering into 39,115 shares of Common Stock, representing in the aggregate approximately 0.1% of the outstanding Common Stock.
As of August 4, 2020, GS Mezzanine Offshore GP, GS Mezzanine Offshore and GSMP Offshore may each be deemed to beneficially own an aggregate of 560,924 shares of Common Stock, consisting of 4,487.3953 shares of Series D Preferred Stock acquired by the GS Investors on the Recapitalization Closing Date, which are convertible by a holder, other than the Reporting Persons or their affiliates, that receives such shares in a Widely Dispersed Offering into 560,924 shares of Common Stock, representing in the aggregate approximately 0.8% of the outstanding Common Stock.
As of August 4, 2020, Broad Street Principal Investments, L.L.C. may be deemed to beneficially own an aggregate of 545,385 shares of Common Stock, consisting of 4,363.0855 shares of Series D Preferred Stock acquired by the GS Investors on the Recapitalization Closing Date and currently held by Broad Street, which are convertible by a holder, other than the Reporting Persons or their affiliates, that receives such shares in a Widely Dispersed Offering into 545,385 shares of Common Stock, representing in the aggregate approximately 0.8% of the outstanding Common Stock.
In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”), this Schedule 13D reflects the securities beneficially owned by certain operating units (collectively, the “Goldman Sachs Reporting Units”) of GS Group and its subsidiaries and affiliates (collectively, “GSG”). This Schedule 13D does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned, if any, by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion, or both, and (ii) certain investment entities of which the Goldman Sachs Reporting Units acts as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.
None of the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I, II-A, II-B or II-C to the Original 13D may be deemed to beneficially own any shares of Common Stock other than as set forth herein.”
(ii) Subsection (c) is amended and restated in its entirety as follows:
“Except as set forth in Schedule IV hereto, or as otherwise described herein, no transactions in the shares of Common Stock were effected by the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I, II-A, II-B or II-C to the Original 13D, during the 60-day period from June 5, 2020 to August 4, 2020.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:August 4, 2020

THE GOLDMAN SACHS GROUP, INC.

By:	/s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-Fact

GOLDMAN SACHS & CO. LLC

By:	/s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-Fact

GS CAPITAL PARTNERS VI PARALLEL, L.P.

By:	/s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-Fact

GS ADVISORS VI, L.L.C.

By:	/s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-Fact

GS CAPITAL PARTNERS VI OFFSHORE FUND, L.P.

By:	/s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-Fact

GSCP VI OFFSHORE ADVISORS, L.L.C.

By:	/s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-Fact

GS CAPITAL PARTNERS VI FUND, L.P.

By:	/s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-Fact

GSCP VI ADVISORS, L.L.C.

By:	/s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-Fact

GS CAPITAL PARTNERS VI GMBH & CO. KG

By:	/s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-Fact

GOLDMAN, SACHS MANAGEMENT GP GMBH

By:	/s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-Fact

GS MEZZANINE PARTNERS V ONSHORE FUND, L.P.

By:	/s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-Fact

GS MEZZANINE PARTNERS V ONSHORE FUND, L.L.C.

By:	/s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-Fact

GSMP V ONSHORE US, LTD.

By:	/s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-Fact

GS MEZZANINE PARTNERS V INSTITUTIONAL FUND, L.P.

By:	/s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-Fact

GS MEZZANINE PARTNERS V INSTITUTIONAL FUND, L.L.C.

By:	/s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-Fact

GSMP V INSTITUTIONAL US, LTD.

By:	/s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-Fact

GS MEZZANINE PARTNERS V OFFSHORE FUND, L.P.

By:	/s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-Fact

GS MEZZANINE PARTNERS V OFFSHORE FUND, L.L.C.

By:	/s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-Fact

GSMP V OFFSHORE US, LTD.

By:	/s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-Fact

BROAD STREET PRINCIPAL INVESTMENTS, L.L.C.

By:	/s/ Jamison Yardley
Name: Jamison Yardley
Title: Attorney-in-Fact

SCHEDULE IV
All transactions disclosed in this Schedule IV were effected by Goldman Sachs & Co. LLC acting as agent on behalf of Goldman Sachs International and Goldman Sachs Bank Europe, each of which entered into riskless principal trades in connection with client trade facilitation in the ordinary course of their business.
Trade Date	Settlement Date	Quantity	Buy/Sell	Price
6/10/20	6/12/20	10.00	B	3.76
6/10/20	6/12/20	10.00	S	3.76
6/12/20	6/16/20	48,000.00	B	3.22
6/12/20	6/16/20	48,000.00	S	3.22
6/23/20	6/25/20	8,100.00	B	3.52
6/23/20	6/25/20	8,100.00	B	3.39
6/23/20	6/25/20	8,100.00	S	3.52
6/23/20	6/25/20	8,100.00	S	3.39
6/30/20	7/2/20	522.00	B	3.23
6/30/20	7/2/20	522.00	S	3.23
7/14/20	7/16/20	5,772.00	B	3.11
7/14/20	7/16/20	5,772.00	S	3.11
7/20/20	7/22/20	363.00	S	3.06
7/20/20	7/22/20	1,029.00	B	3.06
7/20/20	7/22/20	666.00	S	3.06
7/21/20	7/23/20	1,955.00	B	3.09
7/21/20	7/23/20	802.00	S	3.10
7/21/20	7/23/20	1,153.00	S	3.09
7/24/20	7/28/20	82.00	B	2.99
7/24/20	7/28/20	165.00	B	2.99
7/24/20	7/28/20	50.00	B	2.99
7/24/20	7/28/20	364.00	B	2.99
7/24/20	7/28/20	139.00	B	2.99
7/24/20	7/28/20	850.00	S	2.99
7/24/20	7/28/20	50.00	B	2.99